

Investor Presentation (Q3 2017)

(financials as of Q2 2017)

John Iannone

Vice President, Investor Relations

304-905-7021

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's Form 10-K for the year ended December 31, 2016 and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarters ended March 31 and June 30, 2017, which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including, without limitation, the effects of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to WesBanco and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the SEC, the Financial Institution Regulatory Authority, the Municipal Securities Rulemaking Board, the Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; internet hacking; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.



1

Who and Where We Are

- ➤ Founded in 1870
  - $9.9 billion in assets
  - Strong community banking roots
  - Headquartered in Wheeling, WV

- ➤ Top share across legacy and diverse, major metropolitan markets
  - Balanced market distribution
  - Strong demographic trends across footprint

- ➤ Diversified and well-balanced
  - Multiple revenue generation engines
  - 100-year old trust business
  - Proprietary mutual fund family

- ➤ Strong credit quality and regulatory compliance



Top Share in Diverse Markets



Broad and Balanced Market Distribution

Loans:
- WV 29%
- OH 36%
- PA 20%
- IN 8%
- KY 7%

Deposits:
- WV 34%
- OH 28%
- PA 21%
- IN 8%
- KY 9%



Note: asset, location, loan, & deposit data as of 6/30/2017; market share based on 2016 MSA deposit rankings (source: S&P Global) (approximated on map by circles) (Pittsburgh MSA excludes BNY Mellon; Columbus MSA excludes single Wells Fargo branch & Nationwide Insurance)

Key Differentiators

➤ Emerging financial services company with a community bank at its core
- Diversified revenue growth engines with a critical focus on credit quality
- Well-balanced loan and deposit distribution across broad footprint
- Robust legacy market share combined with diverse metropolitan markets
- Top ten market share in the Columbus, Louisville, and Pittsburgh MSAs
- Strong legacy of credit and risk management

➤ Solid, and growing, non-interest income generation
- $3.8B of assets under management, including $0.9B in our *WesMark Funds*
- Operating non-interest income increased 7% year-over-year during 2016

➤ Focus on customer service to ensure a relationship that meets all customer needs efficiently and effectively

➤ Strong expense management culture with a year-to-date efficiency ratio of 56.8%, as continue to execute on long-term growth strategies



Note: market share based on 2016 MSA deposit rankings (source: S&P Global); financial data as of quarter ending 6/30/2017 (operating non-interest income as of year ending 12/31/16); please see the reconciliations to GAAP results in the appendix

3

Investment Rationale

➢ Well-balanced financial services company with a diversified earnings stream and a strong legacy of credit and risk management

➢ Disciplined growth, balanced by a fundamental focus on expense management, that delivers positive operating leverage and increases shareholder value

➢ Well-defined growth and $10B asset threshold strategies for long-term success

➢ Focus on shareholder value through earnings and dividend growth

➢ Favorable asset quality and operating metrics when compared to peers

➢ Stock trades at an ~2x multiple discount – despite above peer-average financial performance

Well-positioned for continued, high-quality growth with strong upside market appreciation potential



Note: multiple discount based on stock prices and consensus estimates (current year and next year) as of 8/2/17 (source: FactSet)

4



Growth Strategy

Long-Term Growth Strategies

- ➢ Diversified loan portfolio with a focus on Commercial and Industrial (C&I)
  - ▪ Increased productivity from and enhancements to the commercial lending team

- ➢ Long history of strong wealth management capabilities
  - ▪ Proprietary mutual funds, and a century of trust experience
  - ▪ Established wealth management, insurance, and private banking services are keys to fee income strategy

- ➢ Traditional retail banking service strategies
  - ▪ Focus on customer service and convenience
  - ▪ Customer needs-based product delivery through our various channels

- ➢ Strong culture of expense management
  - ▪ Focus on delivering positive operating leverage while making necessary growth-oriented investments
  - ▪ Emphasis on technology implementation to streamline and improve processes

- ➢ Franchise expansion in contiguous markets
  - ▪ Targeted acquisitions within a reasonable geographic hub of our headquarters



Diversified Loan Portfolio

- ➤ Focus on expanding Commercial and Industrial (C&I) business
  - Dedicated C&I and Business Banking teams in all major metropolitan markets while retaining our traditional CRE/LCD expertise

- ➤ Full suite of treasury management products, including international services, foreign exchange, and enhanced wire and lockbox capabilities

- ➤ Average loans to average deposits ratio of 89.5% provides significant opportunity for growth

- ➤ Minimal lending exposure to the oil, gas, and coal industries
  - <1% direct + <1% indirect exposure



$6.4 Billion Loan Portfolio

- Comm'l & Industrial 18%
- Consumer 6%
- HELOC 8%
- Residential R/E 21%
- Comm'l R/E: Land, Construction 10%
- Comm'l R/E: Improved Property 37%

Five-Year CAGR

Loan Category	Total	Organic
C&I	22%	12%
HELOC	16%	10%
Residential R/E	16%	4%
Comm'l R/E (Total)	12%	5%
Consumer	8%	(5%)



Note: loan and deposit data as of 6/30/17; oil, gas, and coal exposures as percent of total loan portfolio; CAGR based on 6/30/12; organic CAGR excludes loans acquired from Your Community Bankshares (9/9/16), ESB Financial (2/10/15), and Fidelity Bancorp (11/30/12)

Strong Wealth Management Capabilities

Trust & Investments

- $3.8B of trust and mutual fund assets under management
- 5,000+ relationships
- Growth opportunities from shale-related private wealth management
- Expansion in Kentucky and Indiana
- *WesMark* funds



Trust Assets
(Market Value as of 12/31) ($B)

$2.3 $3.1 $3.2 $3.8   CAGR 4%

2002   2007   2012   2017 (6/30)

Insurance

- Personal, commercial, title, health
- Expand title business in all markets
- Applied quotation software utilization (personal)
- TPA services for small business ealthcare plans

WesBanco
Wealth Management Services

Securities Brokerage

- Securities investment sales
- Licensed banker program
- Regional player/coach program
- Expand external business development opportunities
- Expansion in Kentucky and Indiana



Private Banking Loans and Deposits
(as of 12/31) ($MM)

$100 $185 $270 $365 $480   CAGR 57%

2013   2014   2015   2016   2017 (6/30)

■ Loans   ■ Deposits

Private Banking

- $480MM in private banking loans and deposits
- 1,500+ relationships
- Growth opportunities from shale-related private wealth management
- Expansion in Kentucky and Indiana



Retail Banking Strategies

➢ Efficient financial center network with effective staff management and technology utilization supported by centralized, low-cost back office functions

➢ Transitioning financial center personnel from transaction-based to needs -based sales activity

- Full integration of CRM system to track relationships and referrals
- Centers in key markets have bankers licensed to offer investment products
- Majority of urban center managers have completed or are enrolled in our Business Banking Academy program
- Growth in demand deposits, business banking loans, and e-banking fees

➢ Continuous reviews for financial center optimization

- Technology deployments and an omni-channel distribution model
- Since 2012, closed eleven offices, downsized five, and opened three new offices in more attractive markets



Note: location data as of 6/30/2017; optimization statistics do not reflect recently announced location closure and location relocation

Strong Culture of Expense Management

➢ Fundamental focus on expense management to deliver positive operating leverage and increase shareholder value

- ▪ "Rule-of-thumb" target is $2 of return on each $1 of investment

➢ Scalable technology infrastructure supports both organic and acquisition-related growth without significant additional investment

➢ Regular review of all operational and information technology contracts and services to ensure quality while controlling costs

➢ Introduced software and cost control tools to enhance overall combined purchasing efforts and to better manage travel expenses

➢ Utilize technology to reduce travel cost and enhance communication

- ▪ Communication infrastructure modernization
- ▪ Upgrade of phone systems and increased utilization of video conferencing
- ▪ Elimination of all personal computers with installation of "thin-client" technology



Franchise Expansion

> Targeted acquisitions in existing markets and new higher-growth metro areas

> Critical, long-term focus on shareholder return

> Adequate capital and liquidity, along with strong regulatory compliance processes, provides ability to execute transactions quickly

> Diligent efforts to maintain a community bank oriented value-based approach to our markets

> History of successful acquisitions that have improved earnings



Contiguous Markets Radius

Recent Acquisitions

> YCB: announced May-16; closed Sep-16

> ESB: announced Oct-14; closed Feb-15

> Fidelity: announced Jul-12; closed Nov-12

> AmTrust (5 branches): announced Jan-09; closed Mar-09

> Oak Hill: announced Jul-07; closed Nov-07



$10 Billion Asset Threshold Plan

➤ Methodically phasing in the costs of processes, personnel, and enhancing our strong compliance management system

- Liquidity, loan, and capital stress testing in preparation for DFAST reporting
- Currently anticipate no large, single-period investment requirement
- Current environment does not change plans or infrastructure build

➤ Continuing to monitor and assess the timing and impact of crossing

- Anticipate crossing the threshold sometime during the next couple of years
- Prefer to cross via a franchise-enhancing acquisition; however, prepared to cross organically if do not find right M&A opportunity
- Balance sheet remix strategy provides time to complete infrastructure build while maintaining loan growth
- Potential acquisition must enhance shareholder value and be accretive to help cover potential income impacts from interchange income caps and additional FDIC expenses



Above Peer Group Performance

➢ Disciplined execution upon growth strategies providing above peer group performance across key operating metrics



Return on Average Tangible Equity



Return on Average Assets



Efficiency Ratio



Non-Performing Assets to Total Assets



Returning Value to Shareholders

➤ Focus on appropriate capital allocation to provide flexibility while continuing to enhance shareholder value

➤ Q2 2017 dividend payout ratio of 43.3% provides upside potential

➤ Q2 2017 dividend yield 2.7%, compared to 1.6% for bank group





Note: dividend through May 2017 declaration announcement; WSBC dividend payout ratio based on earnings per share excluding restructuring & merger-related costs; WSBC dividend yield based upon 8/2/17 closing stock price of $38.05; bank group ($5B to $10B total assets) dividend data as of 2Q2017 (source as of 8/3/17: S&P Global)





Financial Overview

Financial and Operational Highlights – Q2 2017

➢ Net income up 16.8% and EPS of $0.60 (excluding merger-related costs)

➢ Return on tangible common equity of 13.7% (excluding merger-related costs)

➢ Southern Indiana and Kentucky market expansion is progressing well

➢ Investing in becoming a larger company while carefully managing costs

  ▪ Investing in lending talent and products that enable us to grow and compete in our targeted segments

  ▪ Remain committed to driving positive operating leverage and maintaining a strong efficiency ratio

➢ Continued execution of loan portfolio diversification strategy

  ▪ Generated year-over-year organic loan growth of 4.1%, driven by 8.8% total commercial and 5.1% home equity organic loan growth

  ▪ Continue to anticipate mid-single digit total loan growth during 2017

➢ Focus on maintaining strong credit quality metrics

  ▪ Continuing past discipline of prudently managing loan growth, and focusing upon the long-term success of WesBanco

  ▪ Managing the risk and return of our loan portfolio by allocating capital to our highest opportunity product areas



Note: financial data as of quarter ending 6/30/2017, which reflects impact of the YCB merger, and compared to the quarter ending 6/30/2016; please see the reconciliations to GAAP results in the appendix

16

Financial Performance Summary (Non-GAAP)

($000s, except earnings per share)	Three Months Ending			Six Months Ending		
	6/30/2016	6/30/2017	*Change*	6/30/2016	6/30/2017	*Change*
Net Income [1]	$22,560	**$26,341**	*16.8%*	$45,433	**$52,547**	*15.7%*
Diluted Earnings per Share [1]	$0.59	**$0.60**	*1.7%*	$1.18	**$1.19**	*0.8%*
Net Charge-Offs as % of Average Loans [2]	0.08%	**0.09%**	*1bp*	0.08%	**0.09%**	*1bp*
Net Interest Margin (FTE)	3.30%	**3.45%**	*15bp*	3.29%	**3.43%**	*14bp*
Return on Average Assets [1]	1.07%	**1.07%**	*0bp*	1.07%	**1.08%**	*1bp*
Return on Average Tangible Equity [1]	13.82%	**13.74%**	*(8bp)*	14.10%	**13.97%**	*(13bp)*
Efficiency Ratio [1]	57.04%	**57.68%**	*64bp*	56.28%	**56.84%**	*56bp*



(1) excludes merger-related expenses
(2) all figures are three month ending figures; do not disclose year-to-date figures
Note: please see the reconciliations to GAAP results in the appendix; Your Community Bankshares merger closed September 9, 2016

Net Interest Margin

- During 2016, net interest margin (NIM) was impacted by:
  - Increased funding costs associated with a higher proportion of Federal Home Loan Bank medium-term borrowings and lower earning asset yields
  - Average loan rates declined due to the low interest rate environment, lower spreads on existing loan repricing, and competitive new loan pricing
- NIM improvement over last few quarters has resulted from a combination of our balance sheet remix strategy, the YCB acquisition, and recent Federal Reserve Board's target federal funds rate increases
  - Positioned for asset sensitivity in a rising interest rate environment
  - Competitive pressures continue on loan pricing and non-pricing terms
  - Decline in yield curve over last few months provides NIM expansion headwind





Interest Rate Sensitivity

➢ Positioned for asset sensitivity in rising rate shock and ramp environments

Immediate Change in Interest Rates	Change in Net Interest Income from Base over One Year	
	December 31, 2016	June 30, 2017
+1% Rate Shock	+3.1%	+4.0%
+2% Rate Shock	+4.6%	+6.8%
+3% Rate Shock	+4.7%	+9.7%
+2% Rate Ramp	+3.2%	+3.4%
(1%) Rate Shock	(2.3%)	(4.2%)
EVE +2% Rate Shock	+6.7%	+2.9%
EVE (1%) Rate Shock	(9.8%)	(8.2%)

 Note: "EVE" is the economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios

Securities Portfolio

- ➢ Securities portfolio represents ~23% of total assets (compared to ~27% last year)
  - ▪ Scheduled maturities, calls, and select sales of short-term, lower-yielding securities to help manage risk and portfolio efficiency while funding loan growth

- ➢ Portfolio characteristics:
  - ▪ No credit-related issues
  - ▪ Few callable agency and no high-premium mortgage-backed securities
  - ▪ Average tax-equivalent yield 2.99%
  - ▪ Weighted average life ~4.4 years
  - ▪ 41% unpledged

- ➢ Provides near-term flexibility to support loan growth, provide liquidity, and manage the size of the balance sheet



Composition as of 6/30/2017

Agency Mortgage-Backed & CMO 54%

Municipals 40%

Corporate Bonds 3%

U.S. Gov't Agencies 2%

Other 1%

Total Securities = $2.3B



Diversified Revenue Generation: Non-Interest Income

➢ Operating non-interest income contributed 24% of net revenue during Q2 2017 year-to-date

➢ Q2 2017 operating non-interest income reflects:

  ▪ Growth in electronic banking and deposit service fees from a larger customer deposit base from the addition of the new Indiana and Kentucky markets

  ▪ Trust fees improved year-over-year from improvements in the equity markets, organic growth, and higher estate fees

  ▪ Other income declined due to the prior year including higher commercial customer loan swap income related to a larger project



Note: operating non-interest income (excludes gain/loss on securities and on sale of OREO property) is a non-GAAP measure, please see the reconciliations to GAAP results in the appendix



21

Risk Management and Regulatory Compliance

➢ Strong legacy of credit and risk management based upon conservative underwriting standards

➢ Mature enterprise risk management program addressing key risks in all business lines and functional areas

➢ Liquidity, loan, and capital stress testing in preparation for post-$10 billion asset threshold DFAST reporting

➢ Enhancing our strong compliance management system

➢ Strong regulatory capital ratios well above regulatory requirements

➢ Six consecutive "outstanding" CRA ratings since 2003







Note: Your Community Bankshares merger closed September 9, 2016



Appendix

Stock Performance: Long-Term Cumulative Return



Note: cumulative return since WSBC IPO compared to the cumulative return for the S&P500 Index over the same time period

24

Experienced and Stable Management Team

Executive	Position	Years in Banking	Years at WSBC
James Gardill	Chairman of the Board	44*	44
Todd Clossin	President & Chief Executive Officer	33	4
Robert Young	EVP – Chief Financial Officer	31	16
Lynn Asensio	EVP – Retail Administration	39	12
Ivan Burdine	EVP – Chief Credit Officer	37	4
Jonathan Dargusch	EVP – Wealth Management	36	7
Gregory Dugan	EVP – Senior Operations Officer	40	38
Steve Lawrence	EVP – Chief Internal Auditor	37	23
Michael Perkins	EVP – Chief Risk & Admin Officer	22	22
Anthony Pietranton	EVP – Human Resources	29**	4
Brent Richmond	EVP – Treasury & Strategic Planning	32	15
Jayson Zatta	EVP – Chief Banking Officer	31	9

 * as legal counsel to WesBanco   ** in financial services, including nine in banking

Financial Performance Summary Trend – Annual

Net Income [1] ($MM)



Efficiency Ratio [1]



Return on Average Assets [1]



Return on Average Tangible Equity [1]





[1] excludes merger-related expenses

Note: please see the reconciliations to GAAP results in the appendix; Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012

26

Diligent Focus on Credit Quality – Annual Trend

➢ Loan loss allowance decline due to improvement in credit quality

Net Charge-Offs as % of Average Loans



Legacy Loan Loss Allowance and Total Loans



Non-Performing Assets to Total Assets



NPAs to Total Loans, OREO & Repossessed Assets



Note: please see the reconciliations to GAAP results in the appendix; Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012; "Legacy" as defined in WSBC's ALLL model glossary are "loans that were originated by WesBanco Bank, Inc."



Reconciliation: Efficiency Ratio

($000s)	Three Months Ending		Six Months Ending		Twelve Months Ending				
	6/30/2016	6/30/2017	6/30/2016	6/30/2017	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016
Non-Interest Expense	$47,360	$55,884	$92,703	$110,268	$150,120	$160,998	$161,633	$193,923	$208,680
Restructuring & Merger-Related Expense	($694)	$0	($694)	($491)	($3,888)	($1,310)	($1,309)	($11,082)	($13,261)
Non-Interest Expense (excluding restructuring & merger-related expense)	$46,666	$55,884	$92,009	$109,777	$146,232	$159,688	$160,324	$182,841	$195,419
Net Interest Income (FTE-basis)	$62,219	$74,758	$124,494	$148,111	$175,027	$192,556	$200,545	$246,014	$263,232
Non-Interest Income	$19,591	$22,122	$38,984	$45,006	$64,775	$69,285	$68,504	$74,466	$81,499
Total Income	$81,810	$96,880	$163,478	$193,117	$239,802	$261,841	$269,049	$320,480	$344,731
Efficiency Ratio	57.04%	57.68%	56.28%	56.84%	60.98%	60.99%	59.59%	57.05%	56.69%

Note: "efficiency ratio" is non-interest expense excluding restructuring and merger-related expense divided by total income; FTE represents fully taxable equivalent; Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012



28

Reconciliation: Net Income and EPS (Diluted)

($000s, except earnings per share)	Three Months Ending		Six Months Ending		Twelve Months Ending				
	6/30/2016	6/30/2017	6/30/2016	6/30/2017	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016
Net Income	$22,109	$26,341	$44,982	$52,228	$49,544	$63,925	$69,974	$80,762	$86,635
Restructuring & Merger-Related Expense (Net of Tax)	$451	$0	$451	$319	$2,527	$851	$851	$7,203	$8,619
Net Income (excluding restructuring & merger-related expense)	**$22,560**	**$26,341**	**$45,433**	**$52,547**	**$52,071**	**$64,776**	**$70,825**	**$87,965**	**$95,254**
Net Income per Diluted Share	$0.58	$0.60	$1.17	$1.19	$1.84	$2.18	$2.39	$2.15	$2.16
Restructuring & Merger-Related Expense per Diluted Share (Net of Tax)	$0.01	$0.00	$0.01	$0.00	$0.09	$0.03	$0.03	$0.19	$0.21
Earnings per Diluted Share (excluding restructuring & merger-related expenses)	**$0.59**	**$0.60**	**$1.18**	**$1.19**	**$1.93**	**$2.21**	**$2.42**	**$2.34**	**$2.37**
Average Common Shares Outstanding – Diluted (000s)	38,410	44,061	38,415	44,047	26,889	29,345	29,334	37,547	40,127



Note: Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012

Reconciliation: Return on Average Assets

($000s)	Three Months Ending		Six Months Ending		Twelve Months Ending				
	6/30/2016	6/30/2017	6/30/2016	6/30/2017	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016
Net Income [1]	$88,922	$105,653	$90,458	$105,322	$49,544	$63,925	$69,974	$80,762	$86,635
Restructuring and Merger-Related Expenses (net of tax) [1]	$1,814	$0	$907	$643	$2,527	$851	$851	$7,203	$8,619
Net Income (excluding restructuring & merger-related expense)	$90,736	$105,653	$91,365	$105,965	$52,071	$64,776	$70,825	$87,965	$95,254
Average Assets	$8,505,802	$9,828,475	$8,528,761	$9,805,106	$5,606,386	$6,109,311	$6,253,253	$8,123,981	$8,939,886
Return on Average Assets	1.05%	1.07%	1.06%	1.07%	0.88%	1.05%	1.12%	0.99%	0.97%
Return on Average Assets (excluding restructuring & merger-related expense)	1.07%	1.07%	1.07%	1.08%	0.93%	1.06%	1.13%	1.08%	1.07%

[1] three-month and six-month net income figures are annualized

Note: Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012



Reconciliation: Return on Average Tangible Equity

($000s)	Three Months Ending		Six Months Ending		Twelve Months Ending				
	6/30/2016	6/30/2017	6/30/2016	6/30/2017	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016
Net Income [1]	$88,922	$105,653	$90,458	$105,322	$49,544	$63,925	$69,974	$80,762	$86,635
Amortization of Intangibles [1]	$1,822	$3,233	$1,865	$3,294	$1,398	$1,487	$1,248	$2,038	$2,339
Net Income before Amortization of Intangibles	$90,744	$108,886	$92,323	$108,616	$50,942	$65,412	$71,222	$82,800	$88,974
Restructuring and Merger-Related Expenses (net of tax) [1]	$1,814	$0	$907	$643	$2,527	$851	$851	$7,203	$8,619
Net Income before Amortization of Intangibles and Restructuring & Merger-Related Expenses	$92,558	$108,886	$93,230	$109,259	$53,469	$66,263	$72,073	$90,003	$97,593
Average Total Shareholders Equity	$1,156,923	$1,377,266	$1,148,219	$1,367,489	$656,684	$733,249	$780,423	$1,059,490	$1,215,888
Average Goodwill & Other Intangibles, Net of Deferred Tax Liabilities	($487,085)	($585,057)	($487,148)	($585,210)	($281,326)	($318,913)	($317,523)	($442,215)	($516,840)
Average Tangible Equity	$669,838	$792,209	$661,071	$782,279	$375,358	$414,336	$462,900	$617,275	$699,048
Return on Average Tangible Equity	13.55%	13.74%	13.97%	13.88%	13.57%	15.79%	15.39%	13.41%	12.73%
Return on Average Tangible Equity Excluding Restructuring & Merger-Related Expenses	13.82%	13.74%	14.10%	13.97%	14.24%	15.99%	15.57%	14.58%	13.96%

[1] three-month and six-month net income figures are annualized; amortization of intangibles tax effected at 35%

Note: Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012



31

Reconciliation: Operating Non-Interest Income

($000s)	Three Months Ending 6/30/2016	Three Months Ending 6/30/2017	Six Months Ending 6/30/2016	Six Months Ending 6/30/2017	Twelve Months Ending 12/31/2014	Twelve Months Ending 12/31/2015	Twelve Months Ending 12/31/2016
Service Charges on Deposits	$4,176	$5,081	$8,128	$9,933	$16,135	$16,743	$18,333
Electronic Banking (e-Banking) Fees	$3,742	$4,984	$7,345	$9,512	$12,708	$14,361	$15,596
Trust Fees	$5,036	$5,572	$10,747	$11,716	$21,069	$21,900	$21,630
Net Securities Brokerage Revenue	$1,750	$1,680	$3,646	$3,442	$6,922	$7,692	$6,449
Bank-Owned Life Insurance	$942	$1,367	$1,915	$2,508	$4,614	$4,863	$4,064
Other Fee Income	$3,146	$2,602	$5,311	$7,082	$7,159	$7,603	$12,280
Operating Non-Interest Income	**$18,792**	**$21,286**	**$37,092**	**$44,193**	**$68,607**	**$73,162**	**$78,352**
Net Securities Gains / (Loss)	$585	$494	$1,696	$506	$903	$948	$2,357
Net Gain / (Loss) on Other Real Estate Owned and Other Assets	$214	$342	$196	$307	($1,006)	$356	$790
Total Non-Interest Income	**$19,591**	**$22,122**	**$38,984**	**$45,006**	**$68,504**	**$74,466**	**$81,499**
Net Interest Income	$59,774	$72,139	$119,615	$142,858	$193,228	$236,987	$253,330
Total Net Revenues	$79,365	$94,261	$158,599	$187,864	$261,732	$311,453	$334,829
Total Non-Interest Income as a Percent of Total Net Revenues	24.7%	23.5%	24.6%	24.0%	26.2%	23.9%	24.3%



Note: Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012

Reconciliation: Legacy Loan Loss Allowance and Total Loans

($000s)	Twelve Months Ending				
	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016
Loan Loss Allowance	$52,699	$47,368	$44,654	$41,710	$43,674
Allowance on Acquired Loans	$0	($582)	($500)	($1)	($2,566)
Legacy Loan Loss Allowance	$52,699	$46,786	$44,154	$41,709	$41,108
Total Portfolio Loans	$3,687,762	$3,894,917	$4,086,766	$5,065,842	$6,249,436
Acquired Loans	($313,398)	($227,429)	($197,023)	($773,190)	($1,583,598)
Legacy Total Portfolio Loans	$3,374,364	$3,667,488	$3,889,743	$4,292,652	$4,665,838



Note: Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012; "Legacy" as defined in WSBC's ALLL model glossary are "loans that were originated by WesBanco Bank, Inc."